

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 21, 2005

Via Facsimile and U.S. Mail

Francis Fitzherbert-Brockholes, Esq.
White & Case LLP
5 Old Broad Street
London EC2N 1DW
United Kingdom

Re: The State Treasury of the Republic of Poland
       Registration Statement under Schedule B
       Filed September 6, 2005
       333-128112

Dear Sir:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Current Government and Politics, page 5

1.   Please update your disclosure here, and elsewhere in the registration statement as appropriate, to reflect any changes to the government, policies or political environment in Poland following the upcoming elections. For example, describe any impact that the outcome of the election may have on Poland's government revenue and spending through changes to the tax system, pension reform or other means.

The State Treasury of the Republic of Poland
Registration statement under Schedule B
9/21/2005
2

International Relations, page 6

2.   To the extent material, revise to disclose the status of your relations with Belarus, Poland's policy towards that country, and any impact on the Polish economy.

The Economy, page 8

3.   Please revise this section where appropriate to discuss the degree of unionization in Poland and any material effect it has on Poland's economy or economic policies.

Employment, page 11

4.   Please disclose the size of the workforce in relation to the total population and the criteria used to calculate the unemployment rate.

Pension System Reform, page 42

5.   Please clarify how the first pillar of the pension system improved upon the mandatory pay-as-you-go system.

Closing Comment

        Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

        We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

The State Treasury of the Republic of Poland
Registration statement under Schedule B
9/21/2005
3

Please direct any questions about these comments to me at (202) 551-3450.

Sincerely,

Michael Coco
Special Counsel

Cc: Via Facsimile
Anne Marie Salan
White & Case
(011 44) 20 7532 1001

CF1-00019131